UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                Amendment No.: 2

                          Name of Issuer: AKORN, INC.

            Title of Class of Securities: COMMON STOCK, NO PAR VALUE

                            CUSIP Number: 009728106

     Date of Event Which Requires Filing of This Statement: August 23, 2004

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:
                              [ x ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person and S.S. or I.R.S. Identification
         No of Above Person:    Pequot Capital Management, Inc.
         Tax ID:                          06-1524885

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.       SEC Use Only

4.       Citizenship or Place of Organization:
         Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

       5.         Sole Voting Power:     16,962,866

       6.         Shared Voting Power:     0

       7.         Sole Dispositive Power:  17,116,988

       8.         Shared Dispositive Power:     0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         17,116,988

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.      Percent of Class Represented by Amount in Row (9):    46.48%

12.      Type of Reporting Person:     IA, CO


Item 1(a) Name of Issuer:  AKORN, INC.

     1(b) Address of Issuer's Principal Executive Offices:
          2500 Millbrook Drive, Buffalo Grove, IL 60089

Item 2(a)-(c).   Name, Principal Business Address, and Citizenship of Persons
                 Filing:
                 Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     (d) Title of Class of Securities: COMMON STOCK, NO PAR VALUE

     (e) CUSIP Number: 009728106

Item 3.    This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
           Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.    Ownership.
           Ownership as of August 23, 2004 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

           The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The Reporting Person beneficially owns 17,116,988 shares of common stock, no par value (the "Common Stock"), of Akorn, Inc. (the "Issuer"), due to the beneficial ownership of the following: (i) 900,000 shares of Common Stock; (ii) 11,142,914 shares of Common Stock underlying 80,000 shares of the Issuer's Series A 6% Participating Convertible Preferred Stock, par value $1.00 per share and 1,851,851 shares of Common Stock underlying 50,000 shares of the Issuer's Series B 6% Participating Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock"), as of the date hereof, subject to adjustment from time-to-time and in accordance with the terms and conditions of the Issuer's Articles of Amendment to Articles of Incorporation; and
           (iii) 2,666,667 shares of Common Stock underlying warrants for Common Stock, at a purchase price of $1.00 per share and 555,556 shares of Common Stock underlying warrants for Common Stock, at a purchase price of $3.50 per share (collectively, the "Warrants"), subject to adjustment from time-to-time as provided in such Warrants and in the Warrant Agreements between the Issuer and the Reporting Person, dated October 7, 2003 and August 23, 2004, respectively.

Item 5.    Ownership of Five Percent or Less of a Class.
           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
           The Reporting Person is an investment adviser registered under
           Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Common Stock which is the subject of this filing through the investment discretion the Reporting Person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of such Common Stock for purposes of
           Section 13 and Section 16 of the Securities Exchange Act of 1934, two accounts of the reporting person, Pequot Healthcare Fund, L.P. and Pequot Healthcare Offshore Fund, Inc., each own of record more than 5% of the issuer's outstanding securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
           Not applicable

Item 8.    Identification and Classification of Members of the Group.
           Not applicable

Item 9.    Notice of Dissolution of the Group.
           Not applicable

Item 10.

By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2004

By:     /s/ Aryeh Davis
Title:  Principal and General Counsel